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Zoya Hussain

Corporate Marketing and PR Manager

Lahore, Pakistan · 500+ connections · **Contact info**

LG   **LG Electronics**

       Lahore School of Economics

Experience

 **LG Electronics**
4 yrs 9 mos

○   **Corporate Marketing and PR Manager**
Oct 2015 – Present · 3 yrs 11 mos

○   **HR Manager**
Dec 2014 – Sep 2015 · 10 mos

ROCKET   **HR Analyst**
Rocket Internet GmbH
Dec 2013 – Sep 2014 · 10 mos

PEPSICO   **Intern**
PepsiCo
Jul 2013 – Oct 2013 · 4 mos

 **Intern**
HBL - Habib Bank Limited
Jul 2011 – Aug 2011 · 2 mos

Education

Lahore School of Economics
Master of Business Administration (M.B.A.), Marketing
2012 – 2013
Activities and Societies: • Bilingual Declamation • Parliamentary Debates • Speeches •
Interpretive Reading Competitions • Poetry Writing Competitions • Quizzes • Drawing
Competitions • Essay Writing Competitions; Member of: -Photography Society -Film Media
Club -Dramatics Club -School Council; Head Girl of School -Social Welfare Club -Senior Prefect
at College -President Urdu Debates -President of English Parliamentary Debates

Lahore School of Economics
Bachelor of Business Administration (BBA), Marketing
2008 – 2012
Activities and Societies: • Bilingual Declamation • Parliamentary Debates • Speeches •
Interpretive Reading Competitions • Poetry Writing Competitions • Quizzes • Drawing
Competitions • Essay Writing Competitions Member of o Photography Society o Film Media
Club o Dramatics Club o School Council; Head Girl of School o Social Welfare Club o Senior
Prefect at College o President Urdu Debates o President of English Parliamentary Debates







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Skills & Endorsements

PowerPoint · 99+

Endorsed by **abdul razzaq and 1 other who is highly skilled at this**

Endorsed by **4 of Zoya's colleagues at Rocket Internet SE**

Microsoft Office · 99+

Endorsed by **J M Syed, who is highly skilled at this**

Endorsed by **3 of Zoya's colleagues at Rocket Internet SE**

Customer Service · 99+

Endorsed by **3 of Zoya's colleagues at Rocket Internet SE**

Endorsed by **6 people who know Customer Service**

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